                            CONTACTS: BRIAN W. BERMAN
                            CFO, PARADIGM GEOPHYSICAL
                                 +972-9-970-9339
                               brian@geodepth.com

              ROBERT D. FERRIS                       STEVEN CURTIS
              RUDER FINN                             RUDER FINN
              1-212-715-1573                         1-212-593-6319
          ferrisb@ruderfinn.com                   curtiss@ruderfinn.com

               PARADIGM GEOPHYSICAL ANNOUNCES RECORD 1998 RESULTS
                     REVENUES UP 82 PERCENT YEAR OVER YEAR;
                 SEQUENTIAL EARNINGS GROWTH OF 12 PERCENT IN Q4


Herzlia, Israel, January 28, 1999: Paradigm Geophysical Ltd. (NASDAQ:PGEOF) today announced revenues for the year ended December 31, 1998 of $45.4 million, an increase of 82 percent over the $24.9 million recorded for the year ended December 31, 1997. Net income for the year ended December 31,1998 was $4.55 million ($0.49 per share), compared with a loss of $10.8 million ($4.66 loss per share) for the year ended December 31,1997.

Revenues for the fourth quarter ended December 31, 1998 were $11.7 million, as compared with $12.9 million in revenues in the fourth quarter ended December 31,1997, in which the acquisition of CogniSeis Development, Inc. ("CogniSeis") occurred. Net income for the quarter was $1.57 million ($0.15 per share) compared with a loss of $11.06 million ($4.75 loss per share) in the same period last year, and 12 percent higher than third quarter levels of $1.4 million ($0.13 per share).

The results of the fourth quarter of 1997 and the full year 1997 are not comparable with the results for the same periods of 1998 because of the consolidation into Paradigm's accounts of the fourth quarter 1997 operations of CogniSeis. Paradigm Geophysical Ltd. acquired CogniSeis in October 1997. In addition, as a consequence of the acquisition, fourth quarter 1997 revenues reflect a significant backlog of CogniSeis software sales that closed in that quarter and also reflect $2.3 million of hardware sales. (Paradigm has discontinued the CogniSeis practice of actively marketing hardware).

                                     -More-
PARADIGM GEOPHYSICAL ANNOUNCES RECORD 1998 RESULTS.....


HIGHLIGHTS FOR THE YEAR

-        PRODUCT SALES INCREASE
-        GROSS MARGINS IMPROVE
-        RESEARCH AND DEVELOPMENT COMMITMENT INCREASES 160 PERCENT OVER 1997


Commenting on the results, Eldad Weiss, President and CEO, said, "We are pleased to report 1998 as a record year in spite of industry wide cuts in exploration and production spending. We are especially pleased that during this last quarter we have maintained our market position and our sales levels. It is management's belief that Paradigm's reputation as a best-of-class and first choice provider has been greatly enhanced as the industry continues to recognize the increased productivity, lower costs and reduced drilling risks our solutions provide."

Revenues from software products (excluding hardware sales) increased by 10 percent over third quarter levels, to $6.5 million. Maintenance and support revenue remained at the third quarter level of $2.7 million, while Geophysical Services revenue, at $2.0 million, grew by 15 percent over the third quarter. (There was a significant reduction in hardware sales during this quarter, reflecting the Company's continuing policy not to market hardware actively, but to provide hardware only at our customers' request.)

Overall gross margins for the fourth quarter of 1998 were 68 percent, versus 66 percent in the third quarter of 1998. The improvement was due principally to the reduction in the hardware cost component, and maintaining lower unit costs for maintenance and support. Fourth quarter margins for Geophysical Services remained flat at 40 percent, due to the under-utilization of our services capacity, which was greatly expanded in the third quarter in anticipation of increased demand for outsourced services in 1999.

Research and development expenses for the fourth quarter of 1998 were $2.0 million compared with $1.9 million in the third quarter, and $2.7 in the same quarter of last year. For the total year R&D expenses were $8.0 million, an increase of 57 percent over the $5.1 million of R&D expenditures in 1997. This reflects the Company's continuing commitment to product enhancement and the delivery of new technology and productivity solutions to the market.

Other expenditures, for sales and marketing and general and administrative expenses, totaled $4.2 million, a decrease of 21 percent from the $5.3 million reported in the fourth quarter of 1997. Total 1998 expenditures for these categories were $16.4 million, an increase of 60 percent over 1997 expenditures of $10.3 million.


                                     -More-
PARADIGM GEOPHYSICAL ANNOUNCES RECORD 1998 RESULTS.....

Paradigm Geophysical Ltd. develops, markets and supports integrated computer aided exploration ("CAEX") software systems and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and development. Paradigm Geophysical serves this industry with offices and sales representatives in the United States, the United Kingdom, Canada, China, Australia, Argentina, Singapore, Venezuela, and Russia.

"Paradigm Geophysical(R) " is the registered trademark of Paradigm Geophysical Ltd.

Paradigm's web site is www.paradigmgeo.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.

                                                                         PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                               December 31,
                                                                                --------------------------------------------
                                                                                     1997                        1998
                                                                               ----------------            ----------------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                           $   8,229                 $     3,463
Trade receivables ( net of allowance for doubtful accounts -
    $568 in 1997 and $ 1,222 in 1998)                                                  16,592                      19,958
Other receivables and prepaid expenses                                                  5,409                       2,470
                                                                                ----------------            ----------------

Total current assets                                                                   30,230                      25,891
                                                                                ----------------            ----------------

LONG-TERM TRADE RECEIVABLES                                                               446                         275
                                                                                ----------------            ----------------

SEVERANCE PAY FUNDS                                                                       500                         605
                                                                                ----------------            ----------------

FIXED ASSETS
Cost                                                                                    9,537                      14,997
Less - accumulated depreciation                                                         3,471                      (5,738)
                                                                                ----------------            ----------------

                                                                                        6,066                       9,259
                                                                                ----------------            ----------------
OTHER ASSETS:
Computer software development costs (net of accumulated
    amortization - $ 538 in 1997 and $ 1,041 in 1998)                                   1,182                         679
Acquired developed technology (net of accumulated
    amortization of $ 350 in 1997 and $ 1,768 in 1998)
                                                                                        6,662                       6,329
Other acquired technology (net of accumulated
    amortization in the amount of $ 110)                                                    -                         993
Other assets, net                                                                       2,797                       2,104
                                                                                ----------------            ----------------

                                                                                       10,641                      10,105
                                                                                ----------------            ----------------
                                                                                     $ 47,883               $      46,135
                                                                                ================            ================
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

                                                                         PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands
                                                                                               December 31,
                                                                                --------------------------------------------
                                                                                     1997                        1998
                                                                                ----------------            ----------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                            $       711                 $     1,778
Current maturities of long-term bank loans                                                577                         450
Trade payables                                                                          1,967                       3,024
Other payables and accrued expenses                                                    12,564                       8,770
Deferred revenues                                                                       5,603                       3,674
Note payable                                                                            9,500                           -
                                                                                ----------------            ----------------

Total current liabilities                                                              30,922                      17,696
                                                                                ----------------            ----------------
LONG-TERM BANK LOANS                                                                      483                          39
                                                                                ----------------            ----------------

BRIDGE LOAN PAYABLE                                                                    12,000                           -
                                                                                ----------------            ----------------

ACCRUED SEVERANCE PAY                                                                   1,031                       1,151
                                                                                ----------------            ----------------

DEFERRED TAX LIABILITY                                                                    807                         552
                                                                                ----------------            ----------------

SHAREHOLDERS' EQUITY
  Preferred shares:
    Authorized - 4,735,806 shares of NIS 0.5 par value at December 31, 1997 and
0 shares at December 31, 1998;
    Issued and outstanding - 4,735,806 shares at
      December 31, 1997 and 0 shares at
      December 31, 1998                                                                   765                           -
Ordinary shares:
    Authorized - 20,000,000 shares of NIS 0.5 par value at
December 31, 1998;
    Issued and outstanding - 2,328,682 shares at
      December 31, 1997 and 10,514,484 shares at
      December 31, 1998                                                                   521                       1,758
Additional paid-in capital                                                             19,707                      39,236
Accumulated other comprehensive income                                                   (246)                       (742)
Accumulated deficit                                                                   (18,107)                    (13,555)
                                                                                ----------------            ----------------
Total shareholders' equity                                                              2,640                      26,697
                                                                                ----------------            ----------------
                                                                                     $ 47,883                    $ 46,135
                                                                                ================            ================

                                                                PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)
                                                                      Year ended December 31,
                                                        --------------------------------------------------
                                                          1996                 1997                 1998
                                                        --------             --------             --------
Revenues:
  Products                                              $  5,981             $ 15,243             $ 27,491
  Maintenance and support                                  1,737                4,736               10,583
  Seismic data processing and interpretation
   Services                                                3,884                4,886                7,288
                                                        --------             --------             --------
                                                          11,602               24,865               45,362
                                                        --------             --------             --------
Cost of revenues:
  Products                                                 2,438                4,139                5,479
  Maintenance and support                                  1,302                2,492                5,783
  Seismic data processing and interpretation
   Services                                                1,910                2,533                4,108
                                                           5,650                9,164               15,370
                                                        --------             --------             --------
Gross profit                                               5,952               15,701               29,992
                                                        --------             --------             --------
Operating expenses:
  Research and development, net                            1,840                5,095                8,061
  Selling and marketing, net                               5,466                6,102                9,642
  General and administrative                               4,072                4,227                6,720
  Other expenses                                            --                 10,676                 --
                                                        --------             --------             --------
Total operating expenses                                  11,378               26,100               24,423
                                                        --------             --------             --------

Operating income (loss)                                   (5,426)             (10,399)               5,569

Financial income (expenses), net                              57                 (446)                (661)
                                                        --------             --------             --------

Income (loss) before income taxes                       $ (5,369)            $(10,845)            $  4,908

Income taxes                                                --                   --                   (356)
                                                        --------             --------             --------

Net income (loss)                                         (5,369)             (10,845)               4,552
                                                        ========             ========             ========

Basic income (loss) per share                           $  (2.33)            $  (4.66)            $   0.66
                                                        ========             ========             ========
Number of shares used in computing
  basic income (loss) per share                            2,300                2,328                6,850
                                                        ========             ========             ========
Diluted income (loss) per share                         $  (2.33)            $  (4.66)            $   0.49
                                                        ========             ========             ========
Number of shares used in computing
  diluted income (loss) per share                          2,300                2,328                9,306
                                                        ========             ========             ========

                                                                     PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)
                                                                                   Three months ended December 31,
                                                                              ------------------------------------------
                                                                                    1997                     1998
                                                                              ----------------        -----------------
Revenues:
  Products                                                                         $   9,051              $    7,055
  Maintenance and support                                                              2,888                   2,670
  Seismic data processing and interpretation
   Services                                                                              933                   1,990
                                                                               ----------------        -----------------

                                                                                      12,872                  11,715
                                                                               ----------------        -----------------
Cost of revenues:
  Products                                                                             3,109                   1,103
  Maintenance and support                                                              1,061                   1,495
  Seismic data processing and interpretation
   services                                                                              691                   1,201
                                                                               ----------------        -----------------

                                                                                       4,861                   3,799
                                                                               ----------------        -----------------

Gross profit                                                                           8,011                   7,916
                                                                               ----------------        -----------------

Operating expenses:
  Research and development, net                                                        2,722                   2,047
  Selling and marketing, net                                                           3,096                   2,653
  General and administrative                                                           2,193                   1,573
  Other expenses                                                                      10,676                       -
                                                                               ----------------        -----------------

Total operating expenses                                                              18,687                   6,273
                                                                               ----------------        -----------------
Operating income (loss)                                                              (10,676)                  1,643
Financial income (expenses), net                                                        (480)                     64
                                                                               ----------------        -----------------
Income (loss) before income taxes                                                 $  (11,156)          $       1,707
Income taxes (expense)                                                                    96                    (136)
                                                                               ----------------        -----------------
Net income (loss)                                                                    (11,060)                  1,571
                                                                               ================        =================
Basic income (loss) per share                                                   $     (4.75)             $     0.15
                                                                               ================        =================
Number of shares used in computing
  basic income (loss) per share                                                        2,328                  10,514
                                                                               ================        =================
Diluted income (loss) per share                                                   $   (4.75)           $       0.15
                                                                               ================        =================
Number of shares used in computing
  diluted income (loss) per share                                                      2,328                  10,607
                                                                               ================        =================